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20003908

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 12th Floor
(No. and Street)

Salt Lake City (City) | Utah (State) | 84133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Anderson | (801) 844-7653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

15 W South Temple, Suite 1800 (Address) | Salt Lake City (City) | Utah (State) | 84101 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

NOTARY PUBLIC
Connie P Hannett
704309
Commission Expires
January 29, 2023
STATE OF UTAH

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
Suite 1800
15 West South Temple
Salt Lake City, UT 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Zions Direct, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

February 28, 2020
We have served as the Company's auditor since 2000.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	4,209,000
Restricted cash		150,000
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers and clearing organizations		2,614,766
Net receivables from affiliates		112,963
Fixed assets, at cost, less accumulated depreciation and amortization of $45,710		3,162
Net deferred income tax assets		70,597
Prepaid expenses		61,122
Other assets		23,004
Total assets	$	10,595,241
Liabilities and stockholder's equity		
Payables to brokers, dealers and clearing organizations	$	2,579,772
Employee compensation payable		9,299
Other liabilities and accrued expenses		105,500
Total liabilities		2,694,571
Stockholder's equity:		
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)		50,000
Additional paid-in capital		27,444,512
Retained deficit		(19,593,842)
Total stockholder's equity		7,900,670
Total liabilities and stockholder's equity	$	10,595,241

See accompanying notes to financial statements.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Notes to Financial Statements

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions Bancorporation, National Association ("Zions" or "Parent"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company provides brokerage services to its client base, transactions in fixed income products, mutual funds, equities, municipal securities, options and various other investment products.

The Company operates *zionsdirect.com*, an online brokerage service and a customer service center in its principal office in Salt Lake City, Utah.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing transactions through Interactive Brokers ("IB"). The Company does not carry customer balances, nor does it clear customer transactions nor act as custodian for customer securities.

On a riskless principal basis, the Company trades with institutional clients under the delivery-versus-payment model through Depository Trust Company (DTC). The Company is a member of DTC and its affiliate, the National Securities Clearing Corporation (NSCC). DTC/NSCC provides clearing services for the Company's self-cleared trades with other DTC/NSCC members.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund that totaled $4,059,001 as of December 31, 2019. The Company's cash, cash equivalents, and restricted cash are carried at cost, which approximates fair value. Amounts

2. Summary of Significant Accounting Policies (continued)

included in restricted cash represent those required to be set aside by a contractual agreement with Zions Bancorporation, National Association for the payment of inter-affiliate support services provided by the Parent to the Company.

Cash Deposits with Clearing Organizations

DTC and NSCC require a cash deposit relative to the Company's membership.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Recent Accounting Pronouncements

Adoption of New Accounting Standards

ASU 2016-02, Leases (Topic 842)

The Company adopted ASC 842 as of January 1, 2019 using the second of two permitted modified retrospective approaches for initial adoption.

See Footnote 5 for additional details on the financial statement impact of completing the adoption of ASC 842.

ASU 2016-13, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent related ASUs

This ASU, and all subsequent updates, significantly changes how entities will measure credit losses for virtually all financial assets and certain other instruments that are not measured at fair

3. Recent Accounting Pronouncements (continued)

value through net income that have the contractual right to receive cash. The update replaces today's "incurred loss" approach with a current expected credit loss ("CECL") model for instruments such as loans and held-to-maturity securities that are measured at amortized cost. The ASU requires credit losses relating to available-for-sale debt securities to be recorded through an allowance for credit loss rather than a reduction of the carrying amount and replaces the historically required other-than-temporary impairment analysis. It also changes the accounting for purchased credit-impaired debt securities and loans.

The ASU retains many of the current disclosure requirements in U.S. GAAP and expands other disclosure requirements. The new guidance is effective for calendar year-end public companies and public business entities beginning January 1, 2020. Early adoption is permitted as of January 1, 2019. The Company has assessed the impact of this new standard and has determined it will not materially impact the Company.

4. Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("Topic 842"), to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

Upon adoption, the Company has elected to use the following optional exemptions that are permitted under Topic 842, which have been applied consistently:

- the Company elected the optional transition method and there was no impact to retained earnings from recognizing the appropriate amount of lease assets and liabilities on the balance sheet as of the adoption date of the standard. Prior period financial statements were not restated.

Lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Because the lease did not provide an implicit rate, the Company used the incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments.

4. Leases (continued)

As of January 1, 2019, the Company only had one operating lease subject to ASU 2016-02 and recorded a right-of use asset of $486,613 and a lease liability of $486,613. There was no impact to retained earnings upon adoption.

In March of 2019, the Company moved its office space to a new location and on March 31, 2019 canceled its old lease with proper notice. This termination effectively removed the right of use asset and lease liability which had no impact on income. The Company's new lease agreement is a short-term non-renewable lease and does not meet the definition of a capitalizable lease under lease accounting rules.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation, National Association. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with the Parent and certain other subsidiaries of Zions Bancorporation, National Association. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company is no longer subject to income tax examinations for years prior to 2013 for federal returns and 2012 for certain state returns.

The Company's income tax provision is computed in accordance with a Tax Allocation Agreement between Zions Bancorporation, National Association and its subsidiaries. Deferred tax assets (DTAs) of the Company are offset with deferred tax liabilities for financial reporting only.

The Company's effective tax rate of 24.5% for 2019 was primarily impacted by the provision for state and local taxes, net of federal tax impact. As of December 31, 2019, current income taxes payable totaled $107 which is included in net payables to affiliates.

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. DTAs are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized through the Parent's consolidated tax return. A net DTA of $70,596 relates principally to deferred compensation.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2019.

7. Benefits

The Company participates in the Zions Bancorporation Payshelter 401(K) and Employee Stock Ownership Plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings subject to the annual maximum allowed contribution and will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 3% of employee contributions. Matching contributions to participants were shares of Zions' common stock purchased in the open market.

The Payshelter plan also has a noncontributory profit-sharing feature which is discretionary and may range from 0% to 3.5% of eligible compensation based upon Parent's return on average equity for the year. For the year ended December 31, 2019, the contribution percentage was 2.25%. The profit sharing contribution to participants consisted of shares of Zions' common stock purchased in the open market.

8. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2019, the Company had net capital, as defined by the Rule, of $7,336,195, which was $7,086,195 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0162 to 1 at December 31, 2019.

9. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities on a riskless principal basis in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. The risk of loss from failed trades depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In the event counterparties do not fulfill their obligations, the Company will cancel or sell out the trade immediately thus significantly limiting any credit exposure.

10. Commitments and Contingent Liabilities

From time to time, the Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

11. Related Party Transactions

The Company maintained $300,000 in cash in noninterest-bearing accounts at Zions Bank as of December 31, 2019.

The Company's office space is located primarily in Zions Bank's banking facilities.

The Company reimburses Zions Bancorporation, National Association for allocated overhead costs for back office support as well as for other operational cash transactions paid on the Company's behalf during the month. Zions Bancorporation remits payments to the Company for fees earned on the customer sweep programs. The net receivable from affiliate also includes a tax payable, and at December 31, 2019 the net receivable was $112,963.

12. Subsequent Events

Management has evaluated subsequent events through February 28, 2020, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statement.